UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Wendy’s International, Inc.

(Name of Issuer)

Common Shares $.10 stated value

(Title of Class of Securities)

950590109

(CUSIP Number)

Stuart I. Rosen, Esq.

General Counsel

Trian Fund Management, L.P.

280 Park Avenue, 41st Floor

New York, New York 10017

(212) 451-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 6, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /   /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Fund Management, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3454182

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
6,367,500

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
6,367,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,367,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4778%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Fund Management GP, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3454087

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/ (b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
6,367,500

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
6,367,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,367,500

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4778%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners GP, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453775

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/ (b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
2,204,816

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
2,204,816

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,204,816

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8968%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners General Partner, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453595

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
2,204,816

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
2,204,816

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,204,816

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8968%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453988

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/ (b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
466,267

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
466,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
466,267

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4011%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners Master Fund, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0468601

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/ (b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
1,668,517

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
1,668,517

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,668,517

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4354%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners Master Fund (Non-ERISA), L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0471467

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/ (b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
70,032

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
70,032

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
70,032

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0602%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund I, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3694154

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/ (b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
121,538

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
121,538

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,538

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1046%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund I General Partner, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3694293

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/ (b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
121,538

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
121,538

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,538

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1046%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Nelson Peltz

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/ (b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
6,367,500

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
6,367,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,367,500

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4778%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Peter W. May

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/ (b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
6,367,500

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
6,367,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,367,500

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4778%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Edward P. Garden

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/ (b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
6,367,500

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
6,367,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,367,500

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4778%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Castlerigg Master Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
3,916,013

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
3,916,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,013

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3689%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Sandell Asset Management Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
3,916,013

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
3,916,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,013

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3689%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Castlerigg International Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
3,916,013

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
3,916,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,013

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3689%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Castlerigg International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
3,916,013

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
3,916,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,013

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3689%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Thomas E. Sandell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
3,916,013

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
3,916,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,013

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3689%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to the Common Shares, $.10 stated value (the “Shares”), of Wendy’s International, Inc., an Ohio corporation (the “Issuer”). The address of the principal executive offices of the Issuer is P.O. Box 256, 4288 West Dublin – Granville Road, Dublin, Ohio 43017-0256.

Item 2. Identity and Background

The persons filing this statement are Trian Partners GP, L.P., a Delaware limited partnership (“Trian GP”), Trian Partners General Partner, LLC, a Delaware limited liability company (“Trian GP LLC”), Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Offshore”), Trian Partners Master Fund (Non-ERISA), L.P., a Cayman Islands limited partnership (“Trian Offshore (Non-ERISA)”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund”), Trian Partners Parallel Fund I General Partner, LLC, a Delaware limited liability company (“Parallel Fund GP”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP”, and together with the foregoing, the “Trian Entities”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the “Trian Filing Persons”), Castlerigg Master Investments Ltd. (“CMI”), Sandell Asset Management Corp. (“SAMC”), Castlerigg International Limited (“CIL”), Castlerigg International Holdings Limited (“CIHL”) and Thomas E. Sandell (“Sandell”, and collectively with CMI, SAMC, CIL and CIHL, the “Sandell Filing Persons” and, together with the Trian Filing Persons, the “Filing Persons”). The principal business address and the address of the principal office of each of the Trian Filing Persons is 280 Park Avenue, 41st Floor, New York, New York 10017, except that the principal business address of Trian Offshore and Trian Offshore (Non-ERISA) is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896GT, Harbour Centre, 2nd Floor, George Town, Grand Cayman, Cayman Islands, BWI. The principal business address and the address of the principal office of the SAMC and Sandell is 40 West 57th Street, New York, New York 10019. The principal business address and the address of the principal office for each of CMI, CIL and CIHL is c/o Citco Fund Services (Curacao) N.V, Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles. The Filing Persons have entered into a Joint Filing Agreement dated as of December 12, 2005, a copy of which is attached hereto as Exhibit 1.

Trian GP LLC is the general partner of Trian GP, which is the general partner of Trian Onshore, Trian Offshore and Trian Offshore (Non-ERISA). Parallel Fund GP is the general partner of Parallel Fund. Trian Management GP is the general partner of Trian Management, which serves as (i) the management company for Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA) and Parallel Fund and (ii) the investment manager for a separate account owned by TCMG-MA, LLC (the “Separate Account”), an indirect subsidiary of Triarc Companies, Inc. (“Triarc”). Trian Management has full discretion and authority to make all investment and voting decisions in respect of the Separate Account. Each of Trian GP LLC, Parallel Fund GP and Trian Management GP are owned and controlled by Nelson Peltz, Peter W. May and Edward P. Garden, who therefore are in a position to determine the investment and voting decisions made by the Trian Entities.

Each of Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA) and Parallel Fund is primarily engaged in the business of investing in securities. Trian GP is primarily engaged in the business of serving as the general partner of Trian Onshore, Trian Offshore and Trian Offshore (Non-ERISA). Trian GP LLC is primarily engaged in the business of serving as the general partner of Trian GP. Parallel Fund GP is primarily engaged in the business of serving as the general partner of Parallel Fund. Trian Management is primarily engaged in the business of serving as a management company for certain of the Trian Entities and as investment manager for the Separate Account. Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management. Nelson Peltz’s present principal occupation or employment is (i) serving as Chief Executive Officer and Chief Investment Officer of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA), Parallel Fund and the Separate Account and (ii) serving as Chairman and Chief Executive Officer and a director of Triarc. Peter May’s present principal occupation or employment is (i) serving as President and Portfolio Manager of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA), Parallel Fund and the Separate Account and (ii) serving as President and Chief Operating Officer and a director of Triarc. Edward Garden’s present principal occupation or employment is (i) serving as Portfolio Manager of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA), Parallel Fund and the Separate Account and (ii) serving as Vice Chairman and a director of Triarc.

CIL is a private investment fund that is primarily engaged in the business of investing in securities and other investment opportunities. CIL invests substantially all of its assets indirectly in CMI, a master trading vehicle. CIHL is the controlling shareholder of CMI and CIL is the controlling shareholder of CIHL. SAMC is the discretionary investment manager of CIL and CMI. Sandell is the controlling shareholder of SAMC and therefore may be deemed to share in the voting and dispositive power with SAMC over the securities beneficially owned by CMI or CIL.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Trian Management and the Sandell Filing Persons are set forth in Schedule A attached hereto.

No member of any of the Filing Persons nor any manager, director or executive officer of any of the Filing Persons listed on Schedule A hereto, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

The Filing Persons have filed this statement jointly because on November 4, 2005 SAMC and Trian Management entered into an agreement (the “Agreement”), as more fully described in Item 6 below, pursuant to which the parties agreed to coordinate their efforts with respect to (i) the purchase of up to a 9.9% beneficial ownership interest in the Issuer, whether through the purchase of equity securities of the Issuer and/or options, swaps or other derivative securities or instruments relating to the Issuer (collectively, “Issuer Securities”) and (ii) the proposal of certain actions and/or transactions to the Issuer. As a result, the Trian Filing Persons and the Sandell Filing Persons may be deemed to be a “group” for purposes of the Securities Exchange Act of 1934, as amended, and the regulations issued thereunder and each Filing Person may be deemed to “beneficially own” all of the Shares owned by each other Filing Person. However, except as described in this statement, the Trian Filing Persons, on the one hand, and the Sandell Filing Persons, on the other, have no agreements or understandings between them relating to the acquisition, disposition or voting of the Shares held by them and each expressly disclaims beneficial ownership for all purposes of the Shares held by the other.

Item 3. Source and Amount of Funds or Other Consideration

As of 4:00 pm, New York City time, on December 12, 2005, the aggregate purchase price of the 365,750 Shares purchased by Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA), Parallel Fund and the Separate Account, collectively, was $17,649,104.55 (including commissions). In addition, as of such time and date, such Filing Persons and the Separate Account collectively owned an economic interest in an additional 2,085,737 Shares, which was acquired through a series of privately negotiated back-to-back call and put transactions with a financial institution (the “Trian Options”) and as a result of which such Filing Persons and the Separate Account are subject to the same economic gain or loss as if they had purchased the underlying Shares. Such Filing Persons and the Separate Account currently intend to exercise these call options using general working capital currently available. These call options have an aggregate strike price of $103,958,137.80. (See Item 5 below for additional detail on the Trian Options). As set forth in Item 5, none of the other Trian Filing Persons directly own any Shares or options. The source of funding for the purchase of the Shares was, and the source of funding for the purchase of any additional Shares is currently expected to be, the respective general working capital of the purchasers.

As of 4:00 pm, New York City time, on December 12, 2005, the aggregate purchase price of the 584,250 Shares purchased by CMI was $28,192,725.45 (including commissions). In addition, as of such time and date, CMI owned an economic interest in an additional 3,331,763 Shares, which was acquired through a series of privately negotiated back-to-back call and put transactions with a financial institution (the “Sandell Options”, and together with the Trian Options, the “Options”) and as a result of which CMI is subject to the same economic gain or loss as if it had purchased the underlying Shares. CMI currently intends to exercise these call options using general working capital currently available. These call options have an aggregate strike price of $166,063,065. (See Item 5 below for additional detail on the Sandell Options). As set forth in Item 5, none of the other Sandell Filing Persons directly own any Shares or options. The source of funding for the purchase of the Shares was, and the source of funding for the purchase of any additional Shares is currently expected to be, the general working capital of CMI.

Item 4. Purpose of Transaction

The Filing Persons acquired the Shares and Options because they believe that the Shares are currently undervalued in the market place and represent an attractive investment opportunity. In early December 2005, a representative of the Filing Persons attempted to contact John T. Schuessler, the Chairman of the Board and Chief Executive Officer of the Issuer, several times. After leaving several messages for Mr. Schuessler, the representative of the Filing Persons was contacted by Mr. John Barker, Senior Vice President, Investor Relations and Financial Communications of the Issuer. The representative of the Filing Persons told Mr. Barker that “we come in peace” and that the Filing Persons had established a significant stake in the Issuer, just below the Schedule 13D 5% filing threshold. The representative of the Filing Persons requested a meeting with Mr. Schuessler, at a convenient time and location, to discuss the Filing Persons’ value creation plan, which includes (i) the immediate commencement of a 100% tax-free spinoff of Tim Hortons, (ii) the sale of the Issuer’s ancillary brands, (iii) the reevaluation of certain components of the Issuer’s previously announced strategic initiatives and (iv) a significant reduction in costs at the Issuer’s Wendy’s Old Fashioned Hamburgers business. The representative of the Filing Persons advised Mr. Barker that if the Filing Persons’ value creation plan was discussed and agreed to, the Filing Persons would possibly maintain their ownership level below 5% (and not file a Schedule 13D) since the intention of the Filing Persons was not to wage a battle in the press. On December 6, 2005, Mr. Barker informed the representative of the Filing Persons that Mr. Schuessler was currently too busy “managing the brand” to meet with representatives of the Filing Persons. A paper prepared by the Filing Persons that sets forth “A Recipe for Successful Value Creation” at the Issuer is attached hereto as Exhibit 3, and incorporated herein by reference.

The Filing Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Filing Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the Issuer’s response to the actions suggested by the Filing Persons, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Filing Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, but not limited to, purchasing additional Issuer Securities or selling some or all of their Issuer Securities, communicating with the Issuer or other investors or conducting a proxy solicitation with respect to a minority of the Board of Directors of the Issuer at the Issuer’s next annual meeting, at which one-third of the Board of Directors of the Issuer may be elected. The Filing Persons have no intention, either alone or in concert with another person, to acquire or exercise control of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) As of 4:00 pm, New York City time, on December 12, 2005, the Filing Persons beneficially owned, in the aggregate, 6,367,500 Shares (including Shares underlying the Options), representing approximately 5.4778% of the Issuer’s outstanding Shares (based upon the 116,241,000 Shares stated by the Issuer to be outstanding as of November 6, 2005 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2005).

(b) Each of Trian Onshore, Trian Offshore and Trian Offshore (Non-ERISA) beneficially and directly owns and has sole voting power and sole dispositive power with regard to 466,267, 1,668,517 and 70,032 Shares (including a portion of the Shares underlying the Trian Options), respectively, except to the extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Parallel Fund beneficially and directly owns and has sole voting power and sole dispositive power with regard to 121,538 Shares (including a portion of the Shares underlying the Trian Options), except to the extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Certain of the Filing Persons beneficially own 125,133 Shares (including a portion of the Shares underlying the Trian Options) that are directly owned by the Separate Account, as further described below. All of the Shares referred to in this paragraph were acquired during the past 60 days as set forth in Item 5(c) below.

Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Offshore and Trian Offshore (Non-ERISA) (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares (including Shares underlying the Options) that Trian Onshore, Trian Offshore and Trian Offshore (Non-ERISA) directly and beneficially own. Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Parallel Fund GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares (including Shares underlying the Options) that Parallel Fund directly and beneficially owns. Each of Parallel Fund GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to the Separate Account (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares (including Shares underlying the Options) that the Separate Account directly owns. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

CMI beneficially and directly owns and has sole voting power and sole dispositive power with regard to 3,916,013 Shares (including the Shares underlying the Sandell Options) except to the extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares. All of the Shares referred to in this paragraph were acquired during the past 60 days as set forth in Item 5(c) below.

Each of CIL, CIHL, SAMC and Sandell, by virtue of their relationships to CMI (discussed in Item 2) and each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of the Agreement (discussed in Items 2 and 6), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares (including Shares underlying the Sandell Options) that CMI directly and beneficially owns. Each of SAMC, Sandell, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table and the notes thereto sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Filing Persons, inclusive of the transaction effected through 4:00 pm, New York City time, on December 12, 2005. Except as otherwise noted, all such transactions were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	No. of Shares	Price Per Share ($)*	Transaction Type
Trian Onshore	11/7/2005	18,473	48.5844	Purchase
Trian Onshore	11/9/2005	36,946	48.1961	Purchase
Trian Onshore	11/10/2005	14,775	47.9884	Purchase
Trian Onshore	11/11/2005	35,314	49.0822	*
Trian Onshore	11/14/2005	35,831	48.8637	*
Trian Onshore	11/15/2005	26,685	48.9306	*
Trian Onshore	11/16/2005	36,939	48.7450	*
Trian Onshore	11/17/2005	18,470	49.0631	*
Trian Onshore	11/18/2005	55,409	49.2742	*
Trian Onshore	11/21/2005	6,871	49.5126	*
Trian Onshore	11/22/2005	22,237	49.5465	*
Trian Onshore	11/23/2005	14,776	49.9267	*
Trian Onshore	11/28/2005	36,939	50.1397	*
Trian Onshore	11/30/2005	14,776	51.0262	*
Trian Onshore	12/1/2005	1,759	50.7800	Sale **
Trian Onshore	12/1/2005	7,586	49.3435	Sale ***
Trian Onshore	12/1/2005	18,007	51.2923	*
Trian Onshore	12/2/2005	8,643	51.2212	*
Trian Onshore	12/5/2005	18,007	51.6308	*
Trian Onshore	12/6/2005	18,007	51.4394	*
Trian Onshore	12/7/2005	19,397	51.5047	*
Trian Onshore	12/8/2005	11,524	51.2959	*

Trian Offshore	11/7/2005	69,846	48.5844	Purchase
Trian Offshore	11/9/2005	139,692	48.1961	Purchase
Trian Offshore	11/10/2005	55,882	47.9884	Purchase
Trian Offshore	11/11/2005	133,555	49.0822	*
Trian Offshore	11/14/2005	135,511	48.8637	*
Trian Offshore	11/15/2005	100,920	48.9306	*
Trian Offshore	11/16/2005	139,702	48.7450	*
Trian Offshore	11/17/2005	69,851	49.0631	*
Trian Offshore	11/18/2005	209,553	49.2742	*
Trian Offshore	11/21/2005	25,984	49.5126	*
Trian Offshore	11/22/2005	84,101	49.5465	*
Trian Offshore	11/23/2005	55,881	49.9267	*
Trian Offshore	11/28/2005	139,702	50.1397	*
Trian Offshore	11/30/2005	55,881	51.0262	*
Trian Offshore	12/1/2005	46,747	50.7800	Sale **
Trian Offshore	12/1/2005	202,705	49.3435	Sale ***
Trian Offshore	12/1/2005	57,570	51.2923	*
Trian Offshore	12/2/2005	27,634	51.2212	*
Trian Offshore	12/5/2005	57,570	51.6308	*
Trian Offshore	12/6/2005	57,570	51.4394	*
Trian Offshore	12/7/2005	62,014	51.5047	*
Trian Offshore	12/8/2005	36,845	51.2959	*

Trian Offshore (Non-ERISA)	11/7/2005	2,846	48.5844	Purchase
Trian Offshore (Non-ERISA)	11/9/2005	5,692	48.1961	Purchase
Trian Offshore (Non-ERISA)	11/10/2005	2,276	47.9884	Purchase
Trian Offshore (Non-ERISA)	11/11/2005	5,440	49.0822	*
Trian Offshore (Non-ERISA)	11/14/2005	5,520	48.8637	*
Trian Offshore (Non-ERISA)	11/15/2005	4,111	48.9306	*
Trian Offshore (Non-ERISA)	11/16/2005	5,691	48.7450	*
Trian Offshore (Non-ERISA)	11/17/2005	2,845	49.0631	*
Trian Offshore (Non-ERISA)	11/18/2005	8,536	49.2742	*
Trian Offshore (Non-ERISA)	11/21/2005	1,059	49.5126	*
Trian Offshore (Non-ERISA)	11/22/2005	3,426	49.5465	*
Trian Offshore (Non-ERISA)	11/23/2005	2,276	49.9267	*
Trian Offshore (Non-ERISA)	11/28/2005	5,691	50.1397	*
Trian Offshore (Non-ERISA)	11/30/2005	2,276	51.0262	*
Trian Offshore (Non-ERISA)	12/1/2005	1,032	50.7800	Sale **
Trian Offshore (Non-ERISA)	12/1/2005	4,468	49.3435	Sale ***
Trian Offshore (Non-ERISA)	12/1/2005	2,574	51.2923	*
Trian Offshore (Non-ERISA)	12/2/2005	1,236	51.2212	*
Trian Offshore (Non-ERISA)	12/5/2005	2,574	51.6308	*
Trian Offshore (Non-ERISA)	12/6/2005	2,574	51.4394	*
Trian Offshore (Non-ERISA)	12/7/2005	2,773	51.5047	*
Trian Offshore (Non-ERISA)	12/8/2005	1,648	51.2959	*

Parallel Fund	11/7/2005	5,085	48.5844	Purchase
Parallel Fund	11/9/2005	10,170	48.1961	Purchase
Parallel Fund	11/10/2005	4,067	47.9884	Purchase
Parallel Fund	11/11/2005	9,721	49.0822	*
Parallel Fund	11/14/2005	9,863	48.8637	*
Parallel Fund	11/15/2005	7,346	48.9306	*
Parallel Fund	11/16/2005	10,168	48.7450	*
Parallel Fund	11/17/2005	5,084	49.0631	*
Parallel Fund	11/18/2005	15,252	49.2742	*
Parallel Fund	11/21/2005	1,891	49.5126	*
Parallel Fund	11/22/2005	6,121	49.5465	*
Parallel Fund	11/23/2005	4,067	49.9267	*
Parallel Fund	11/28/2005	10,168	50.1397	*
Parallel Fund	11/30/2005	4,067	51.0262	*
Parallel Fund	12/1/2005	3,361	50.7800	Sale **
Parallel Fund	12/1/2005	14,558	49.3435	Sale ***
Parallel Fund	12/1/2005	4,200	51.2923	*
Parallel Fund	12/2/2005	2,016	51.2212	*
Parallel Fund	12/5/2005	4,200	51.6308	*
Parallel Fund	12/6/2005	4,200	51.4394	*
Parallel Fund	12/7/2005	4,525	51.5047	*
Parallel Fund	12/8/2005	2,688	51.2959	*

Separate Account	12/1/2005	52,899	50.7800	Purchase **
Separate Account	12/1/2005	229,317	49.3435	Purchase ***
Separate Account	12/1/2005	13,899	51.2923	*
Separate Account	12/2/2005	6,671	51.2212	*
Separate Account	12/5/2005	13,899	51.6308	*
Separate Account	12/6/2005	13,899	51.4394	*
Separate Account	12/7/2005	14,971	51.5047	*
Separate Account	12/8/2005	8,895	51.2959	*

CMI	11/7/2005	153,750	48.5844	Purchase
CMI	11/9/2005	307,500	48.1961	Purchase
CMI	11/10/2005	123,000	47.9884	Purchase
CMI	11/11/2005	293,970	49.0822	*
CMI	11/14/2005	298,275	48.8637	*
CMI	11/15/2005	222,138	48.9306	*
CMI	11/16/2005	307,500	48.7450	*
CMI	11/17/2005	153,750	49.0631	*
CMI	11/18/2005	461,250	49.2742	*
CMI	11/21/2005	57,195	49.5126	*
CMI	11/22/2005	185,115	49.5465	*
CMI	11/23/2005	123,000	49.9267	*
CMI	11/28/2005	307,500	50.1397	*
CMI	11/30/2005	123,000	51.0262	*
CMI	12/1/2005	153,750	51.2923	*
CMI	12/2/2005	73,800	51.2212	*
CMI	12/5/2005	153,750	51.6308	*
CMI	12/6/2005	153,750	51.4394	*
CMI	12/7/2005	165,620	51.5047	*
CMI	12/8/2005	98,400	51.2959	*
______________

* On the various dates set forth above, and as more fully described below, the named persons entered into a series of privately negotiated back-to-back call and put transactions with a financial institution through which they acquired an economic interest in an aggregate of 5,417,500 Shares and as a result of which such named persons are subject to the same economic gain or loss as if they had purchased the underlying Shares. Such persons currently intend to exercise these call options using general working capital currently available. More specifically, these transactions represent call options pursuant to which, on or prior to January 27, 2006 (the “Exercise Date”), the named person may acquire the number of Shares set forth above at the price per Share set forth above. These call options may be exercised at any time prior to their expiration on January 27, 2006. Simultaneously with the purchase of each call option, the named person also sold a put option to the same counterparty for the same number of Shares pursuant to which, if on January 27, 2006 the price per Share set forth above is greater than the closing price of the Shares on January 27, 2006 (the “Closing Price”), the counterparty may require the named person to, at such person’s election, either (i) pay the counterparty an amount in cash equal to the product of (a) the excess of the price per Share set forth above over the Closing Price and (b) the number of Shares set forth above or (ii) acquire the number of Shares set forth above at the price per Share set forth above. If a call option is exercised prior to January 27, 2006, the named person will receive a cash rebate from the counterparty for the period from the day after the exercise date up to and including February 1, 2006 calculated using an annual rate of the Federal Funds Rate plus 0.30%.

** Represents a private transaction pursuant to which the named person sold to the Separate Account, and the Separate Account purchased from such named person, the number of Shares set forth above at a price equal to the closing price of the Shares on November 30, 2005. These transactions were entered into solely for the purpose of rebalancing positions among the named persons.

*** Represents a private transaction pursuant to which the named person sold a portion of its interest in the call and put options noted above to the Separate Account, and the Separate Account purchased such interest from such named person, in each case with respect to the number of Shares set forth above. The Separate Account paid each of the named persons a purchase price equal to the fair value of the purchased interests as of the close of business on November 30, 2005 as follows: $13,431.43 to Trian Onshore, $358,993.62 to Trian Offshore, $7,912.41 to Trian Offshore (Non-ERISA) and $25,785.44 to Parallel Fund. These transactions were entered into solely for the purpose of rebalancing positions among the named persons.

(d) Except for the Filing Persons and the Separate Account, no person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Persons.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

On November 4, 2005 Trian Management and SAMC entered into the Agreement pursuant to which they agreed to coordinate certain of their efforts with respect to (i) the purchase of up to a 9.9% beneficial ownership interest in the Issuer and (ii) the proposal of certain actions and/or transactions to the Issuer. In particular, the Agreement provides that Trian Management has final approval of all acquisitions and dispositions of Issuer Securities (subject to discussion and consultation with SAMC and, with respect to the acquisition of Issuer Securities by SAMC in excess of $200 million, the consent of SAMC), and that all such purchases and sales of Issuer Securities be allocated 61.5% to the Sandell Filing Persons and 38.5% to the Trian Filing Persons. The Agreement also provides that Trian Management has final approval with respect to, among other things (i) voting the Shares acquired by the Filing Persons, (ii) whether to initiate any proxy contest involving the Issuer, and all matters related thereto and (iii) all communications with the Issuer and any public disclosures, public statements or other third party communications, including the making of any proposals regarding corporate transactions. Under the Agreement, SAMC has appointed Trian Management (or its designees) as its proxy during the term of the Agreement in respect of all Issuer Securities owned or acquired by the Sandell Filing Persons. The parties have agreed to share, on a pro rata basis, certain expenses incurred by either of them in connection with the furtherance of the activities engaged in by the parties pursuant to the Agreement. The Agreement terminates upon the earlier to occur of (i) the conclusion of the next annual meeting of the Issuer’s shareholders and (ii) the announcement by the Issuer that it has entered into a definitive agreement with respect to the sale of all of its Shares to a third party. The foregoing description of the Agreement is a summary only and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.

See Item 5 for information regarding the Options.

Trian Management has entered into an Investment Management Agreement with TCMG-MA, LLC (“TCMG-MA”), dated as of November 14, 2005 (the “IMA”), pursuant to which TCMG-MA has appointed Trian Management as its discretionary investment manager for the Separate Account with full discretion and authority to make all investment and voting decisions in respect of the Separate Account. The foregoing description of the IMA is a summary only and is qualified in its entirety by reference to the IMA, which is filed as Exhibit 4 hereto and incorporated herein by reference.

Except as described herein, none of the Filing Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1.  Joint Filing Agreement of the Filing Persons

2.  Agreement dated as of November 4, 2005 by and among Sandell Asset Management Corp. and Trian Fund Management, L.P.

3.  Paper prepared by the Filing Persons setting forth “A Recipe for Successful Value Creation” at the Issuer

4.  Investment Management Agreement dated as of November 14, 2005 between Trian Fund Management, L.P. and TCMG-MA, LLC (incorporated herein by reference to Exhibit 10.3 to Triarc Companies, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2005)

5.  Powers of Attorney

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2005

TRIAN PARTNERS GP, L.P.
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ Peter W. May
Name: Peter W. May Title: Member

TRIAN PARTNERS GENERAL PARTNER, LLC
By:	/s/ Peter W. May
Name: Peter W. May Title: Member

TRIAN PARTNERS. L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ Peter W. May
Name: Peter W. May Title: Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ Peter W. May
Name: Peter W. May Title: Member

TRIAN PARTNERS MASTER FUND (NON-ERISA), L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ Peter W. May
Name: Peter W. May Title: Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I, General Partner, LLC, its general partner

By:	/s/ Peter W. May
Name: Peter W. May Title: Member

[Signature Page of Schedule 13D – Wendy’s International, Inc.]

TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC
By:	/s/ Peter W. May
Name: Peter W. May Title: Member

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ Peter W. May
Name: Peter W. May Title: Member

TRIAN FUND MANAGEMENT GP, LLC
By:	/s/ Peter W. May
Name: Peter W. May Title: Member

/s/ Nelson Peltz
NELSON PELTZ

/s/ Peter W. May
PETER W. MAY

/s/ Edward P. Garden
EDWARD P. GARDEN

CASTLERIGG MASTER INVESTMENTS LTD.
By:	Sandell Asset Management Corp., its investment manager

By:	/s/ Thomas E. Sandell
Name: Thomas E. Sandell Title: Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.
By:	/s/ Thomas E. Sandell
Name: Thomas E. Sandell Title: Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED
By:	Sandell Asset Management Corp., its investment manager

By:	/s/ Thomas E. Sandell
Name: Thomas E. Sandell Title: Chief Executive Officer

[Signature Page of Schedule 13D – Wendy’s International, Inc.]

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By:	Sandell Asset Management Corp., its investment manager

By:	/s/ Thomas E. Sandell
Name: Thomas E. Sandell Title: Chief Executive Officer

/s/ Thomas E. Sandell
THOMAS E. SANDELL

[Signature Page of Schedule 13D – Wendy’s International, Inc.]